Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022

In this report, as used herein, and unless the context suggests otherwise, the term “Company” refers to Bit Origin Ltd, and the terms “we” “us” or “ours” refer to the combined business of Bit Origin Ltd, its subsidiaries and other consolidated entities. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended June 30, 2023 filed with the Securities and Exchange Commission on October 31, 2023 (the “2023 Annual Report”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2023 Annual Report under “Item 1A. Risk Factors” or in other parts of the 2023 Annual Report.

Overview

Our Business

We are engaged in the Bitcoin mining operation. We use specialized computers, known as miners, to generate Bitcoins, a digital asset (also known as a cryptocurrency). The miners use application specific integrated circuit (“ASIC”) chips. These chips enable the miners to apply greater computational power, or “hash rate”, to provide transaction verification services (known as solving a block) which helps support the Bitcoin blockchain. For every block added, the Bitcoin blockchain awards a Bitcoin award equal to a set number of Bitcoins per block. Miners with a greater hash rate have a higher chance of solving a block and receiving a Bitcoin award.

On December 14, 2021, we formed SonicHash Inc. (“SonicHash Canada”), a company incorporated under the laws of Alberta, Canada. On December 16, 2021, we formed SonicHash Pte. Ltd. (“SonicHash Singapore”), a company incorporated under the laws of Singapore. On December 17, 2021, we formed SonicHash LLC (“SonicHash US”) under the laws of the State of Delaware. We hold 100% equity interest in SonicHash Canada, SonicHash Singapore and SonicHash US, which mainly engage in cryptocurrency mining related operation and management, and we purchased 55% equity interest in Sonic Auspice DC LLC (“Sonic Auspice”) in December 2023. Sonic Auspice was formed to engage in building cryptocurrency mining facilities in the United States, including a brand-new 25MW cryptocurrency mining data center, in Cheyenne, Wyoming. Since December 2023, we have stopped our Bitcoin mining operation due to the high operating costs in the U.S. We currently have 4,250 units of cryptocurrency mining equipment stored at the mining facility in Wyoming, and we are searching for and planning to build new suitable mining facilities in the U.S. We do not have miners for cryptocurrencies other than Bitcoins.

Reverse Share Split

On May 23, 2023, the Board of Directors of us approved a reverse share split of our outstanding ordinary shares at a ratio of one-for-thirty (1-for-30) (the “Reverse Share Split”). The par value of the ordinary shares was increased in proportion to the ratio of the Reverse Share Split to $0.30 per share and the number of authorized ordinary shares was reduced in proportion to the ratio of the Reverse Share Split to 10,000,000 ordinary shares.

Summary of Cryptocurrency Mining Results

The following table presents additional information about our cryptocurrency mining activities of Bitcoin (“BTC”) in coins and amounts during the six months ended December 31, 2023:

	Quantities (in coins)	Cryptocurrencies
	BTC	Amounts
Balance on July 1, 2022	7.17	$141,888
Revenue recognized from cryptocurrencies mined	272.38	6,261,091
Hosting fees	(22.14)	(428,839)
Proceeds from sale of cryptocurrencies	(175.09)	(4,384,562)
Realized gain on sale/exchange of cryptocurrencies	—	676,015
Impairment loss of cryptocurrencies	—	(181,263)
Balance on June 30, 2023	82.32	$2,084,330
Revenue recognized from cryptocurrencies mined	95.62	2,888,482
Hosting fees	(7.60)	(212,344)
Proceeds from sale of cryptocurrencies	(165.87)	(4,668,828)
Realized gain on sale/exchange of cryptocurrencies	—	92,680
Impairment loss of cryptocurrencies	—	—
Balance on December 31, 2023 (unaudited)	4.47	$184,320

Results of Operations

The tables in the following discussion summarize our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements included elsewhere in this press release. The operating results in any period are not necessarily of the results that may be expected for any future period.

Revenue

Total cryptocurrency mining revenue for the six months ended December 31, 2023 and 2022 was approximately $2.9 million and $2.1 million, respectively. We started Bitcoin mining in May 2022 and were awarded a total of 95.62 coins during the six months ended December 31, 2023 at an average Bitcoin value of $30,208. We were awarded a total of 102.36 coins during the six months ended December 31, 2022 at an average Bitcoin value of $20,133.

Costs and expenses

Cost of revenues for cryptocurrency mining for the six months ended December 31, 2023 and 2022 was approximately $3.8 million and $4.2 million, respectively. Cost of revenues consists primarily of all-in-one production costs of mining operations, and depreciation expense of our own mining equipment recorded during the six months ended on December 31, 2023 and 2022. We signed hosting agreement with hosting partners, and the hosting partners will install the mining equipment and provide elective power, internet services and other necessary services to maintain the operation of the mining equipment. All the related operating fees are included in the all-in-one monthly fees charged by the hosting partners.

Gross Profit

The gross profit for the six months ended December 31, 2023 and 2022 was approximately ($0.9) million and ($2.2) million, respectively. The negative gross profit for the six months ended on December 31, 2023 and 2022 was mostly due to the depreciation charges for facilities and website hosting costs.

General and Administrative Expenses

General and administrative expenses decreased by approximately $0.8 million, or 47.4%, from approximately $1.7 million for the six months ended December 31, 2022 to approximately $0.9 million for the six months ended December 31, 2023.

The decrease in general and administrative expenses was primarily due to a decrease in travel expenses of approximately $51,000, rental expenses of approximately $340,000, payroll expenses of approximately $210,000, advertising expenses of approximately $55,000, and consulting and legal professional fees of approximately $150,000 as we did not have any disposal transaction in the six months ended December 31, 2023.

Provision for Credit Losses

During the six months ended December 31, 2023, we made $349,960 provision for expected credit losses for the GST tax receivable. We made no provision for expected credit losses during the six months ended December 31, 2022.

Impairment Loss of Long-lived assets

We made $4,530,587 and nil of impairment loss during for the six months ended December 31, 2023 and 2022 for our cryptocurrency mining equipment, respectively.

Stock Compensation Expenses

We incurred $42,009 and nil during the six months ended December 31, 2023 and 2022 for the stock-based compensation expenses of the CEO, president and head of human resources, respectively.

Loss from Operations

The loss from operations for the six months ended December 31, 2023 was approximately $6.8 million, an increase of approximately $2.9 million, or 75.1%, from approximately $3.9 million for the six months ended December 31, 2022. The increase was primarily due to the impairment loss of approximately $4.5 million incurred during the six months ended December 31, 2023.

Other Income (Expenses), Net

Our other income (expenses), net, includes realized gain (loss) on sale/exchange of cryptocurrencies, interest income, interest expense, other finance expenses, and other income (expenses). Our total net other expenses were approximately $0.3 million for the six months December 31, 2023, an increase of approximately $0.2 million or 106.9%, from our net other expenses of approximately $0.1 million for the six months December 31, 2022. The increase was primarily due to an increase in other finance expenses of approximately $0.3 million due to the increased amortization of convertible debenture issuance costs and discounts. The increase was offset by an increase in realized gain on sale/exchange of cryptocurrencies of approximately $0.1 million during the six months December 31, 2023.

Provision for Income Taxes

We did not have any taxable income during the six months ended December 31, 2023 and 2022.

Net Loss

Our net loss was approximately $7.1 million for the six months ended December 31, 2023, increased by approximately $3.1 million, or 76.2%, from a net loss of approximately $4.0 million for the six months ended December 31, 2022. Such change was the result of the combination of the changes as discussed above.

The following tables reconcile our non-GAAP net income to the most directly comparable financial measures calculated in accordance with U.S. GAAP, which are net loss (income) attributable to our ordinary shareholders.

	For the six months ended December 31,
				Percentage
	2023	2022	Change	Change
Reconciliation of net loss to non-GAAP net (loss) income
Net loss	$(7,058,158)	$(4,004,805)	$(3,053,353)	(76.2)%
Stock compensation expense	42,009	—	42,009	100.00%
Non-GAAP net loss	$(7,016,149)	$(4,004,805)	$(3,011,344)	(75.2)%

Our non-GAAP net loss decreased by approximately $3.0 million, or 75.2%, to non-GAAP net loss of approximately $7.0 million for the six months ended December 31, 2023, from non-GAAP net loss of approximately $4.0 million for the six months ended December 31, 2022. Such change was primarily attributable to the impairment loss of approximately $4.5 million the six months ended December 31, 2023 as discussed above.

Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyze our cash on-hand and its operating expenditure commitments. Our liquidity needs are to meet its working capital requirements and operating expenses obligations. To date, we have financed our operations primarily through cash flows from operations and proceeds from financial institutions or third-party loans.

As of December 31, 2023, we had working capital of approximately $7.5 million. We can use equity financing to finance our working capital requirements and capital expenditures.

Based on the above considerations, management is of the opinion that we have sufficient funds to meet our working capital requirements for the next twelve months from the date of this report.

The following summarizes the key components of our cash flows for the six months ended December 31, 2023 and 2022.

	For the six months ended December 31,
	2023	2022
Net cash used in operating activities	$(4,620,364)	$(3,165,884)
Net cash provided by investing activities	3,718,828	288,250
Net cash provided by financing activities	7,773,271	2,892,716
Net change in cash and cash equivalents	$6,871,735	$15,082

Operating activities

Net cash used in operating activities was approximately $4.6 million for the six months ended December 31, 2023, which was mainly due to the net loss of approximately $7.1 million, realized gain on sale/exchange of cryptocurrencies of approximately $0.1 million, the increase of cryptocurrencies - mining of approximately $3.0 million, the increase of other receivables of approximately $1.0 million, and the decrease of accounts payable approximately $0.7 million. The net cash used in operating activities was mainly offset by the non-cash items of the depreciation expense of approximately $0.9 million, the provision for expected credit losses of approximately $0.3 million, and the impairment losses of approximately $4.5 million, the amortization of convertible debenture issuance costs and discounts of approximately $0.3 million, the decrease in prepayments of approximately $0.3 million, the decrease in security deposits of approximately $0.1 million, and the increase in other payables and accrued liabilities of approximately $0.5 million.

Net cash used in operating activities was approximately $3.2 million for the six months ended December 31, 2022, which was mainly due to the net loss from continuing operations of approximately $4.0 million, the increase of cryptocurrencies - mining of approximately $2.0 million, the increase of prepayments of approximately $0.5 million, the increase of security deposits of approximately $0.2 million and the decrease of other payables and accrued liabilities of approximately $0.3 million. The net cash used in operating activities was mainly offset by the non-cash items of depreciation and amortization of approximately $2.4 million and the decrease of other receivables of approximately $1.1 million.

Investing activities

Net cash provided by investing activities for the six months ended December 31, 2023 was approximately $4.7 million from the sale of mined Bitcoins. This was offset by the loan to a third party of approximately $1.0 million.

Net cash provided by investing activities for the six months ended December 31, 2022 was due to the sale of Bitcoins mined of approximately $0.3 million.

Financing activities

Net cash provided by financing activities was approximately $7.8 million for the six months ended December 31, 2023, primarily due to the proceeds from issuance of ordinary shares through private offerings of approximately $2.9 million, and the net proceeds from convertible debenture, net of issuance costs of approximately $6.1 million. Cash provided by financing activities was mainly offset by the repayments to the convertible debenture of $0.3 million and the repayments to third party loans of approximately $0.8 million.

Net cash provided from financing activities for the six months ended December 31, 2022 was approximately $2.9 million, primarily due to other receivables - repayments from related parties of $0.4 million, proceeds from third party loans of approximately $0.8 million and proceeds from convertible bonds of $1.8 million.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.